EXHIBIT 99.1

Westport Fuel Systems Announces the Temporary Suspension of Production in Brescia, Italy

VANCOUVER, British Columbia, March 16, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced the decision to temporarily suspend production in its Brescia, Italy facility effective immediately. The Company’s Italian operations in Cherasco and Albinea continue to operate under the highest and most stringent standards for health and safety in line with the Italian Government’s guidance, decrees and directives on COVID-19.  The Company intends to reassess the production suspension at its Brescia facility in two weeks.

Given the capabilities of the organization and the opportunities provided by smart working, all non-manufacturing activity will continue on a regular basis.

“The health and well-being of our global team of employees is our utmost priority,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “Our team in Italy has responded to this unprecedented challenge with resilience, determination, and care for each other. In the last three weeks, our Italian leadership team and employees have worked tirelessly to ensure continued and seamless operations at our three facilities and were able to manufacture and ship without any disruption to customers”.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry.  Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com